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                                                                   Exhibit 99.11

                                                        AS EXECUTED -- CONFORMED


                                   TERM NOTE

$1,380,000,000                                                      July 1, 1998
                                                              New York, New York

         FOR VALUE RECEIVED, the undersigned, MERCK & CO., INC., a New Jersey corporation having a business address at One Merck Drive, P.O. Box 100, Whitehouse Station, New Jersey 08889 ("TR"), HEREBY PROMISES TO PAY to ASTRA AB, a company limited by shares organized under the laws of Sweden ("KB"), at its address at S-151, 85 Sodertalje, Sweden, or at such other place as KB may from time to time designate in writing, the principal sum of One Billion Three Hundred Eighty Million Dollars ($1,380,000,000), together with interest thereon or on the amount thereof from time to time outstanding, to be computed as hereinafter provided.

                  1. The entire principal amount of this Note which is outstanding on July 1, 2038 (the "Maturity Date"), and any and all interest under this Note accrued and unpaid on the Maturity Date, shall be due and payable in full on the Maturity Date.

                  2. Interest shall accrue beginning on the date hereof and shall continue to accrue until the entire principal amount and all other amounts due hereunder are paid in full. Interest shall be due and payable in arrears on the last day of each March, June, September and December, commencing September 30, 1998, on the date of any prepayment hereof as provided in Section 6 hereof (to the extent accrued and unpaid on the amount of such prepayment) and on the Maturity Date.

                  3. The outstanding principal amount of this Note shall bear interest (computed on the basis of a year of 365 or 366 days, as the case may be, and the actual number of days elapsed) at a rate per annum equal to six percent (6.0%) (the "Interest Rate"). Notwithstanding anything to the contrary herein contained, any amount not paid when due hereunder shall bear interest at a rate per annum equal to eight percent (8.0%) (the "Default Rate"). In addition, if such default shall be in the payment of any such interest when due, interest at the Default Rate, to the extent permitted under applicable law, shall accrue and be payable on demand on the amount of such unpaid interest until such unpaid interest, together with such interest at the Default Rate, shall be paid in full.

                  4. Notwithstanding any provision of this Note to the contrary, it is the intent of TR and KB that KB shall never be entitled to receive, collect or apply as interest on principal of the indebtedness represented by this Note, any amount in excess of the maximum rate of interest permitted to be charged by applicable law; and in the event KB ever receives, collects, or applies as interest any such excess, such amount which would be excessive interest shall be deemed a partial prepayment of principal and treated hereunder as such; and, if the principal of the indebtedness evidenced hereby is paid in full, any remaining excess funds shall forthwith be paid to TR.
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                  5. All payments of principal and interest hereunder shall be made in lawful money of the United States of America in immediately available funds to KB at the address first above written or to such other address as KB shall notify to TR in writing. Written notice of a change in the address of KB shall be given to TR at least fifteen (15) Business Days prior to the due date of any such payment. Subject to Section 4 hereof, all payments hereunder shall be applied first to the payment of costs of collection pursuant to Section 14 hereof, if any, then to the payment of accrued and unpaid interest, and the balance, if any, to the payment of principal. If any payment of principal of or interest on this Note would otherwise become due on a day other than a Business Day, such payment shall be made on the next succeeding Business Day and any such payment of principal shall include accrued interest on such principal amount to such date of payment. As used in this Note, the term "Business Day" shall mean any day other than a Saturday or Sunday or any day on which commercial banks in New York City are required or authorized to be closed.

                  6. The principal amount of this Note may not be prepaid in whole or in part, except that, (i) in the event that (A) either KB or Astra Merck Enterprises Inc, a Delaware corporation ("KBI-E"),exercises its Assignment Right (as defined in the KBI-E Asset Option Agreement made and entered into as of the date hereof by and among KB, TR, Astra Merck Inc., a Delaware corporation ("KBI"), and KBI-E (the "KBI-E Asset Option Agreement")) or a Required Sale (as defined in the KBI-E Asset Option Agreement) occurs in accordance with the terms and provisions of the KBI-E Asset Option Agreement or (B) a Trigger Event (as defined in the Master Restructuring Agreement) occurs prior to January 1, 2008 regardless of whether KB or KBI-E exercises its Assignment Right or (ii) in the event of a sale of the KBI Sub Shares (as defined in the Master Restructuring Agreement dated of as June 19, 1998 between KB, TR, KBI, Astra USA, Inc., a New York corporation, KB USA, L.P., a Delaware limited partnership, KBI-E, Merck Holdings, Inc., a Delaware corporation, and Astra Pharmaceuticals, L.P., a Delaware limited partnership (the "Master Restructuring Agreement")) pursuant to a Put Option (as defined in the Master Restructuring Agreement) as provided in
Section 3.5 of the Master Restructuring Agreement, then the entire unpaid principal amount of this Note, all accrued and unpaid interest on this Note and all other amounts payable hereunder shall become immediately due and payable on the Retirement Date (as defined in the Limited Partnership Agreement dated as of July 1, 1998 between KB USA, L.P. and KBI Sub Inc.), in the case of any of the events referred to in clause (i) of this Section 6, or three (3) Business Days following receipt by TR of the Put Option Price (as defined in the Master Restructuring Agreement), in the case of the event referred to in clause (ii) of this Section 6, in either case without any declaration and without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by TR.

                  7. TR covenants and agrees with KB that, until all amounts due and payable under this Note shall have been paid in full:

                           (a) TR will furnish KB with written descriptions of
the occurrence of any Event of Default or any event, act or condition which, with notice or lapse of time or both, would constitute an Event of Default. Each notice delivered under this Section 7(a) shall be accompanied by a statement of an Executive Officer of TR setting forth the details of the event


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or development requiring such notice and any action taken or proposed to be taken with respect thereto; and

                           (b) TR (or any successor to TR by reason of merger or
other business combination transaction) will do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence.

                  8. If any of the following events shall occur and be continuing (each, an "Event of Default"):

                           (a) TR shall fail to pay any interest on this Note
within ten (10) Business Days after written notice from KB, given in accordance with Section 12.8 of the Master Restructuring Agreement, that such interest shall have become due hereunder;

                           (b) TR shall (i) apply for or consent to the
appointment of a receiver, trustee, liquidator, custodian or similar official for itself or any of its properties or assets, (ii) be unable to pay its debts generally as they become due, (iii) make a general assignment for the benefit of creditors, (iv) be adjudicated a bankrupt or insolvent, (v) commence a voluntary case for relief as a debtor under the United States Bankruptcy Code or file a petition or an answer seeking (A) an arrangement with creditors or (B) to take advantage of any other present or future applicable law with respect to bankruptcy, insolvency, readjustment of debts, dissolution, liquidation or relief of debtors, (vi) file any answer admitting the material allegations of a petition filed against it in any proceeding under any applicable law with respect to bankruptcy, insolvency, readjustment of debts, dissolution, liquidation or relief of debtors, or (vii) take any action for the purpose of effecting any of the foregoing;

                           (c) Any case, proceeding or other action shall be
commenced against TR under the United States Bankruptcy Code or any other present or future applicable law for relief against TR as debtor or to adjudicate TR a bankrupt or insolvent or seeking arrangement, adjustment, liquidation or composition of TR's debts or seeking similar relief, and such case, proceeding or other action shall remain undismissed for any period of 60 calendar days; or

                           (d) An order, judgment or decree shall be entered
without the application, approval, or consent of TR by any court of competent jurisdiction, approving a petition seeking arrangement, composition, readjustment, liquidation, dissolution or similar relief with respect to TR or of all or a substantial part of TR's properties or assets, or appointing a receiver, trustee, liquidator, custodian or other official of TR or of all or a substantial part of TR's properties or assets, and such order, judgment or decree shall continue unstayed and in effect for any period of 60 calendar days;

then, and in any such Event of Default, KB may, by written notice to TR, declare the entire unpaid principal amount of this Note, all interest accrued and unpaid thereon and all other amounts payable thereunder to be forthwith due and payable whereupon the same shall become forthwith due and payable without any further declaration and without presentment, demand, protest or notice of any kind, all of which are hereby expressly waived by TR.



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                  9. Upon the occurrence and during the continuation of any
Event of Default, KB is authorized at any time and from time to time, without notice to TR (any such notice being expressly waived by TR), to set off and apply any amount at any time owing by KB to or for the credit or the account of TR against any and all of the obligations of TR now or hereafter existing under this Note, whether or not KB shall have made any demand under this Note. KB shall notify TR promptly after any such setoff and application; provided, however, that the failure to give such notice shall not affect the validity of such setoff application. The rights of KB under this paragraph are in addition to any other rights and remedies (including, without limitation, other rights of set-off) that KB may have.

                  10. This Note shall be governed by and construed in accordance with the law of the State of New York without giving effect to its conflict of law rules other than Section 5-1401 of the New York General Obligations Law.

                  11. In case any provision (or part of any provision) contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision (or remaining part of the affected provision) of this Note but this Note shall be construed as if such invalid, illegal or unenforceable provision (or part thereof) had never been contained herein, but only to the extent such provision (or part thereof) is invalid, illegal or unenforceable.

                  12. None of the terms or provisions of this Note may be modified, amended or terminated except by a written instrument executed by both KB and TR, and no waiver of any of the terms or provisions of this Note shall be binding unless executed in writing by the party to be bound thereby. No waiver, modification, amendment or termination of any term or provision in one circumstance shall constitute a waiver, modification, amendment or termination of any term or condition for any past or future circumstance. No failure on the part of either KB or TR, as the case may be, to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy by either KB or TR, as the case may be, preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

                  13. KB may not assign or transfer any interest in this Note or any of its rights hereunder without the prior written consent of TR; provided, however, that KB may assign and transfer its rights and interest under this Note to any Permitted General Partner (as defined in the Master Restructuring Agreement) of KB without the prior written consent of TR. Any such assignment and transfer shall be subject to the Pledge Agreement described in Section 15 hereof, and this Note shall inure to the benefit of and be enforceable by any successor or permitted assignee of KB. TR may not, other than by operation of law, assign or transfer any of its obligations or liabilities hereunder without the prior written consent of KB. Any assignment or transfer not in compliance with this Section shall be void.



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                  14. TR agrees to pay all costs of collection, including
reasonable attorneys' fees, incurred by KB in collecting or enforcing this Note.

                  15. This Note is pledged pursuant to a Pledge Agreement dated as of July 1, 1998, between KB and KBI and constitutes part of the Collateral (as defined therein).

                                           MERCK & CO., INC.


                                           By /s/ Judy C. Lewent
                                              ----------------------------------
                                              Name:  Judy C. Lewent
                                              Title: Senior Vice President and
                                                     Chief Financial Officer

PAY TO THE ORDER OF ASTRA MERCK INC.

ASTRA AB
(publ)



By: /s/ Goran Lerenius
    ----------------------------
    Name:  Goran Lerenius
    Title: Authorized Signatory

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